UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                  Appian, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   03782X 10 5
                                   -----------
                                 (CUSIP Number)

                                Randy K. Johnson
                             Kirton & McConkie, P.C.
                         60 E. South Temple, Suite 1800
                           Salt Lake City, Utah 84111
                                 (801) 328-3600
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   03782X 10 5
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    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)


          Stephen R. Fey
          ----------------------------------------------------------------------

    2.
           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
                    ------------------------------------------------------------
           (b)      [X]
                    ------------------------------------------------------------

           ---------------------------------------------------------------------
    3.
           SEC Use Only

           ---------------------------------------------------------------------
    4.
           Source of Funds (See Instructions)
           PF
           ---------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) o

           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           United States
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           2,558,000
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power
                    none
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    2,558,000
                    ------------------------------------------------------------

CUSIP No.   03782X 10 5
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              10.   Shared Dispositive Power
                    none
                    ------------------------------------------------------------

    1l.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,558,000
          ---------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           7.45%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           IN
           ---------------------------------------------------------------------

CUSIP No.   03782X 10 5
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    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)


          Peter Kristensen
          ----------------------------------------------------------------------

    2.
           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
                    ------------------------------------------------------------
           (b)      [X]
                    ------------------------------------------------------------

           ---------------------------------------------------------------------
    3.
           SEC Use Only

           ---------------------------------------------------------------------
    4.
           Source of Funds (See Instructions)
           PF
           ---------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Norway
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           3,246,000
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power
                    none
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    3,246,000
                    ------------------------------------------------------------

CUSIP No.   03782X 10 5
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              10.   Shared Dispositive Power
                    none
                    ------------------------------------------------------------

    1l.   Aggregate Amount Beneficially Owned by Each Reporting Person

          3,246,000
          ---------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           9.45%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           IN
           ---------------------------------------------------------------------

CUSIP No.   03782X 10 5
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    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)


          F. Briton McConkie
          ----------------------------------------------------------------------

    2.
           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
                    ------------------------------------------------------------
           (b)      [X]
                    ------------------------------------------------------------

           ---------------------------------------------------------------------
    3.
           SEC Use Only

           ---------------------------------------------------------------------
    4.
           Source of Funds (See Instructions)
           PF
           ---------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           United States
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           2,546,000
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power
                    none
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    2,546,000
                    ------------------------------------------------------------

CUSIP No.   03782X 10 5
--------------------------------------------------------------------------------

              10.   Shared Dispositive Power
                    none
                    ------------------------------------------------------------

    1l.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,546,000
          ---------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           7.41%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           IN
           ---------------------------------------------------------------------

CUSIP No.   03782X 10 5
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Item 1.           Security and Issuer

         This statement relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Appian, Inc., a Nevada corporation formerly known as Funnelcloud, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4317 Ivy Lane, Provo, Utah 84604.

Item 2.           Identity and Background
         This Schedule 13D is being filed by Stephen R. Fey, Peter Kristensen and F. Briton McConkie (each, a "Reporting Person" and together, the "Reporting Persons"). Each Reporting Person is an individual. The present principal occupation, organization and business address of each Reporting Person is as follows:

Reporting Person                Principal Occupation         Organization              Business Address
----------------                --------------------         ------------              ----------------
Stephen R. Fey                  Private Investor             Self Employed             10266 N. Oak Creek Ln.
                                                                                       Highland, Utah 84003
Peter Kristensen                Private Investor             Self Employed             7668 So. Quicksilver Dr.
                                                                                       Sandy, Utah 84121
F.Briton  McConkie              Private Investor             Self Employed             10266 N. Oak Creek Ln.
                                                                                       Highland, Utah 84003

         During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each Reporting Person is a citizen of the United States of America. Although the Reporting Persons may be deemed to be acting as a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") with regard to the Appian, Inc. Common Stock, each Reporting Person expressly disclaims membership in such a group.

Item 3.           Source and Amount of Funds or Other Consideration

         The securities were purchased by each of the Reporting Persons using personal funds.

Item 4.           Purpose of Transaction

         The securities were acquired by the Reporting Persons for investment purposes.

CUSIP No.   03782X 10 5
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         Each of the Reporting Persons may, for their own account (i) increase or decrease their respective beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of their respective shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. The Reporting Persons have not reached any decision with respect to any such possible actions. If a Reporting Person does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D. Other than as described above, No Reporting Person has any plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)               Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

(g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)               Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                 (a) The Reporting Persons are currently the beneficial owners of an aggregate of 8,350,000 shares of Appian, Inc. Common Stock. The shares beneficially owned by the Reporting Persons represent approximately 24.31% of the 34,348,118 shares of Appian, Inc. Common Stock outstanding on November 2, 2005. The total number of shares of Appian, Inc. Common Stock deemed to be beneficially owned by each Reporting Person is as follows:

CUSIP No.   03782X 10 5
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Reporting Person         Shares Beneficially Owned    Percentage of Outstanding
----------------         -------------------------    -------------------------
Stephen R. Fey           2,558,000                    7.45%

Peter Kristensen         3,246,000                    9.45%

F. Briton McConkie       2,546,000                    7.41%

                  (b) Each Reporting Person has sole voting and dispositive power over those shares of Appian, Inc. Common Stock individually beneficially owned by such Reporting Person.

                  (c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

                  (d) Not applicable

                  (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

                  None


Item 7.           Maaterial to Be Filed as Exhibits

                  None

CUSIP No.   03782X 10 5
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                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 2, 2005



                                 /s/ Stephen R. Fey
                                -----------------------------------
                                Stephen R. Fey



                                 /s/ Peter Kristensen
                                -----------------------------------
                                Peter Kristensen



                                 /s/ F. Briton McConkie
                                -----------------------------------
                                 F. Briton McConkie